February 20, 2025

Heather Dixon
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle
Suite 1000
Franklin, Tennessee 37067

       Re: Acadia Healthcare Company, Inc.
           Form 10-K filed February 28, 2024
           Response dated February 18, 2025
           File No. 001-35331
Dear Heather Dixon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services